GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2023

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SEC FILE NUMBER
8-53148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gold Coast Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks	CA	91360
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tae P. Ho	(805) 496-3660	tho@gcsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Navolio & Tallman LLP
(Name – if individual, state last, first, and middle name)

2121 N. California Blvd. Ste 610,	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

03/29/11	5442
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tae P. Ho _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gold Coast Securities, Inc. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Chief Executive Officer

_____
Notary Public

> TOMMY SOBHANPANAH
> Notary Public - California
> Ventura County
> Commission # 2379528
> My Comm. Expires Nov 18, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2023



NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Gold Coast Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gold Coast Securities, Inc. as of December 31, 2023, the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gold Coast Securities, Inc.'s management. Our responsibility is to express an opinion on Gold Coast Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gold Coast Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2121 N. California Blvd., Suite 610, Walnut Creek, CA 94596
100 W. Liberty St., Suite 790, Reno, NV 89501
T 415.956.1750 | www.ntllp.cpa

Auditor's Report on Supplemental Information

The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II), and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gold Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gold Coast Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

We have served as Gold Coast Securities, Inc.'s auditor since 2022.

Walnut Creek, California
March 26, 2024

GOLD COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash and cash equivalents	$	60,236
Restricted deposit with clearing organization		25,000
Receivable from clearing organization		2,930
Brokerage commissions, mutual fund distribution fees, and insurance revenue receivable		48,520
Trailing commissions and fees receivable		25,001
Investment advisory revenue receivable		18,342
Receivable from representatives		19,850
Office furniture and equipment, at cost, less accumulated depreciation of $11,086		2,555
Operating lease right of use asset		82,816
Prepaid expenses and deposits		24,013
Total assets	$	309,263

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	68,025
Operating lease liability		82,816
Deferred revenue		39,016
Total liabilities		189,857

Commitments and contingent liabilities

Liabilities subordinated to claims of general creditors		-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200 shares authorized, 102 shares issued and outstanding		5,843
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 284.66 shares issued and outstanding		67,655
Additional paid-in capital		17,991
Retained earnings		27,917
Total stockholders' equity		119,406
Total liabilities and stockholders' equity	$	309,263

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

Revenues:		
Commissions		
Brokerage commissions	$	14,801
Mutual fund distribution fees		175,928
Insurance revenue		349,346
Trailing commissions and fees		299,723
Investment advisory and management fees		525,401
Representative monthly fees and reimbursement income		97,955
Miscellaneous income		15,776
Interest and dividend income		1,224
Total Revenue		1,480,154
Expenses:		
Commissions		580,532
Investment advisory and management fee expense		455,619
Employee compensation and benefits		248,165
Regulatory and insurance expense		86,877
Clearing		47,008
Occupancy		46,019
Legal and professional fees		24,496
Equipment rental and software subscription		10,874
Communications and data processing		8,888
Website maintenance and documentation		5,966
Supplies and printing		3,638
Postage and delivery		2,987
Depreciation and amortization		1,657
Other		4,329
Total Expenses		1,527,055
Loss before income tax provision		(46,901)
Income tax provision		800
Net loss	$	(47,701)

The accompanying notes are an integral part of these financial statements.

4

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2023

Subordinated borrowings at beginning of year	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at end of year	$	-

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
	Shares	Value	Shares	Value			
Balance at December 31, 2022	102	$5,843	284.66	$67,655	$17,991	$75,618	$167,107
Net loss	-	-	-	-	-	($47,701)	($47,701)
Balance at December 31, 2023	102	$5,843	284.66	$67,655	$17,991	$27,917	$119,406

The accompanying notes are an integral part of these financial statements.

6

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

	2023
Cash flows from operating activities:	
Net loss	$ (47,701)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,657
Amortization of operating lease asset	3,699
Changes in:	
Receivable from clearing organization	312
Brokerage commissions, mutual fund distribution fees, and insurance revenue receivable	108,561
Trailing commissions and fees receivable	(1,272)
Investment advisory revenue receivable	(2,546)
Receivable from representatives	(4,015)
Prepaid expenses and deposits	2,279
Accounts payable and accrued expenses	(162,912)
Payment of operating lease liability	(3,699)
Deferred revenue	27,719
Total adjustments	(30,217)
Net cash used in operating activities	(77,918)
Cash flows from investment activities:	
Purchase of furniture and equipment	(1,008)
Net cash used in investing activities	(1,008)
Cash flows from financing activities:	
Repayment of officer advances	45,000
Net cash provided by financing activities	45,000
Net decrease in cash and cash equivalents	(33,926)
Cash, cash equivalents, and restricted deposit at beginning of year	119,162
Cash, cash equivalents, and restricted deposit at end of year	$ 85,236
Supplemental cash flow disclosures:	
Income tax payments	$ 800
Interest payments	$ -
Non-cash activities	
Operating lease liability	$ 86,515

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Gold Coast Securities, Inc. (a C-corporation) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities, mutual funds, corporate debt, municipal bonds, and U.S. government securities; selling life insurance and annuities; and providing investment advisory and management services.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Deposit With and Receivable from Clearing Organization
"Deposit with clearing organization" consists of a cash deposit placed with the Company's clearing organization, Pershing LLC. "Receivable from clearing organization" relates to sales of securities which have traded but not yet settled. We evaluate "Receivable from clearing organization" to estimate an allowance for credit losses. However, due to the low probability of default by the clearing organization and the short-term nature of receivables related to securities settlements, the Company makes no allowance for credit losses on such receivables as the amount is not significant. Any allowance for credit losses for these receivables is estimated using

2.   Significant Accounting Policies (continued)

Deposit With and Receivable from Clearing Organization (continued)
assumptions based on historical experience, current facts and other factors. See Note 6 for additional information.

Other Receivables
Other receivables primarily include accrued commissions and fees, including trailing commissions and investment advisory fees, from product sponsors. Product sponsors include mutual funds, insurance companies, and third-party asset managers. On the Statement of Financial Condition, "Brokerage commissions, mutual fund distribution fees, and insurance revenue receivable" typically include commissions accrued for the sale of mutual funds and insurance products; "Trailing commissions and fees receivable" primarily include asset based trailing fees and 12b-1 fees from mutual funds; and "Investment advisory revenue receivable" is primarily composed of accrued asset management fees from third-party asset managers. The Company does not make an allowance for credit losses from these receivables due to historical experience. Any allowance for credit losses for other receivables is estimated using assumptions based on historical experience, current facts and other factors.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

Leases
The GAAP lease accounting standard, ASC 842, Leases, establishes a right-of-use model that requires a lessee to capitalize and record a right-of-use (ROU) asset and a lease liability on the balance sheet. With the exception of certain short-term assets (i.e. leases of 12 months or shorter), leases in which the lessee does not control the underlying asset (i.e. "operating leases") must be reported in compliance with ASC 842. While the Company has not entered into any lease obligation greater than 12 months, the Company is reasonably certain that it will renew its existing lease for another 12 month term. Accordingly, under ASC 842 the Company is required to record a ROU asset and liability. See Note 7 for additional information.

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2.   Significant Accounting Policies (continued)

Revenue Recognition (continued)

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Brokerage Commissions, Mutual Fund Distribution Fees and Insurance Revenue

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer. On occasion the Company may receive a commission for which the underlying performance obligation is not known or unavailable to the Company. When a commission is received without a known or unavailable performance obligation, the Company records the commission as deferred revenue until performance obligation is known. If after six months the performance obligation remains unknown or unavailable, the Company records the commission as miscellaneous revenue. As of December 31, 2023, the Company recorded deferred revenue of $29,976 due to an unknown or unavailable performance obligation, which is included in the "Deferred revenue" balance on the Statement of Financial Condition.

The amount receivable from brokerage commissions, mutual fund distribution fees, and insurance revenue at the beginning of the year was as follows:

January 01, 2023	*Receivable*
Receivable from brokerage commissions, mutual fund distribution fees, and insurance revenue	$ 157,081

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature

2.   Significant Accounting Policies (continued)

Trailing Commissions and Fees (continued)
and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product sponsor. The Company considers trailing commissions and fees as known for the monthly or quarterly cycle, as applicable, insofar as the trail is received within 15 business days of the applicable monthly or quarterly cycle.

The amount receivable from trailing commissions and fees at the beginning of the year was as follows:

January 01, 2023	*Receivable*
Receivable from trailing commissions and fees	$ 23,729

Investment Advisory Revenue
The Company charges or receives a management fee in connection with management and investment advisory services performed for customers in managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the investment advisory services is recorded when the performance obligation for the period of time covered by the management fee is earned. The unearned portion is recorded as deferred revenue. The amount of asset management fees recorded as deferred revenue and included in the "Deferred revenue" balance was $1,402 and $4,030 at December 31, 2023 and December 31, 2022, respectively.

The amount receivable from investment advisory revenue at the beginning of the year was as follows:

January 01, 2023	*Receivable*
Receivable from investment advisory revenue	$ 15,797

Representative Monthly Fees and Reimbursement Income
Registered representatives are charged monthly affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives. These

2.   **Significant Accounting Policies (continued)**

Representative Monthly Fees and Reimbursement Income (continued)
costs include registration fees, licensing fees, and other charges that are often paid for by the Company and subject to reimbursement by registered representatives. All such fees and costs are offset against amounts owed to representatives for their commission payables. If the balance owed to the Company by registered representatives exceeds the amount owed to registered representatives, then the net balance owed to the Company is recorded as a receivable. In addition, the Company collects annual renewal fees for registration and licensing in advance of the renewal date by charging registered representatives prior to year-end and recognizes the associated renewal fee revenue upon renewal. The unearned portion of the renewal fee is recorded as deferred revenue and included in the "Deferred revenue" balance. The unearned renewal fee was $7,638 and $7,267 at December 31, 2023 and December 31, 2022, respectively.

The amount receivable from representatives at the beginning of the year was as follows:

January 01, 2023	*Receivable*
Receivable from representatives	$ 15,835

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

2. Significant Accounting Policies (continued)

Subsequent Events
The Company evaluated subsequent events through March 26, 2024, the date the financial statements were issued.

3. Recently Issued Accounting Standards

The Financial Accounting Standards Board has established the Accounting Standards Codification as the authoritative source of generally accepted accounting principles recognized by the FASB. The principles embodied in the ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

ASUs issued before March 26, 2024 and effective after December 31, 2023 are not expected to have a material effect on the Company's financial statements.

4. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2023, or during the year then ended.

5. Cash Segregated Under Federal and Other Regulations

Restricted cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

6.   Receivable From and Payable To Clearing Organization

Amounts receivable from and payable to clearing organization were as follows at December 31, 2023:

December 31, 2023	*Receivable*	*Payable*
Receivable from and payable to clearing organization	$ 2,930	$ 0

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing LLC) on a fully disclosed basis.   Pershing LLC is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

7.   Leases, Commitments and Contingencies

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company's lease will terminate on November 30, 2024. Current monthly rental payments are $3,825.

The Company has one lease that it classifies as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants, nor does it include an option to purchase the asset. The lease does not include a guaranteed residual value, but instead specifies that the leased premise is to be returned in satisfactory condition with the Company liable for damages. The Company also elected the practical expedient to not separate lease and non-lease components for the lease, the majority of which consist of common area maintenance expenses.

Under ASC 842, the ROU asset and liability is the present value of future lease payments. The amounts reported in the Statement of Financial Condition are reported by amortizing the expected remaining lease term by a discount rate. The Company is electing to utilize the U.S. 7 Year Treasury Note rate as of December 31, 2019, the dated it adopted ASC 842, as the discount rate, which the Company has determined aligns with the risk and lease term of the Company's present lease.

7. **Leases, Commitments and Contingencies (continued)**

As of December 31, 2023, the amounts reported on the Statement of Financial Condition were as follows:

Operating lease:

Operating lease ROU asset	$ 82,816
Operating lease liability	$ 82,816
Remaining lease term	1 years, 11 months
Discount rate	1.83%

Future minimum lease payments under the operating lease is as follows:

Year ending December 31,:		
	2024	$ 45,899
	2025	$ 38,249
Gross lease payments		$ 84,148
Less: discount to present value		$ (1,332)
Present value of lease liability		$ 82,816

Lease payments for the year ended December 31, 2023 was $45,899, which is included in occupancy expense.

8. **Property and Equipment**

Property and equipment consist of the following as of December 31, 2023:

Computer, Phone & Equipment	$ 13,641
Less: Accumulated Depreciation	(11,086)
Total Property and Equipment	$ 2,555

Depreciation expense for the year ended December 31, 2023 was $1,657.

9. **Major Revenue Concentration**

For the year ended December 31, 2023, variable annuity, mutual fund, and management fee revenue were approximately 23%, 32% and 35%, of total revenue, respectively. In addition, approximately 17%, 14%, and 12% of total revenues were generated from one insurance company, mutual fund company, and third-party asset manager, respectively.

9.   **Major Revenue Concentration (continued)**

With respect to clearing organization receivables, such receivables normally arise from fees generated through clearing and execution services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers, mutual fund companies, insurance companies, and third-party asset managers as the source of these revenues. As of December 31, 2023, four product sponsors represented approximately 19%, 16%, 15%, and 15% of total receivables.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had no bad debt expense for 2023.

10.   **Income Tax**

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2023, the Company had a state and federal NOL carryforward of approximately $141,000 and $52,000, respectively, which commences expiring in 2029. As of December 31, 2023 there are no assurances the Company will be able to utilize such losses. As such, the Company has recognized a full allowance for any deferred taxes, and has recognized the minimum state franchise tax of $800, for the year 2023.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is generally not subject to tax examinations by federal taxing authorities for years before 2020 nor by state or local tax authorities for years before 2019. As of December 31, 2023, no taxing authority has proposed any adjustments to the Company's tax position.

11. **Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company's net capital measured $66,590 and its net capital ratio was 1.61 to 1.

12. **Related Party Transactions**

During 2023, an officer of the Company repaid an existing advance. The advance carried no interest.

The following table provides a summary of changes in Officer advances for the year ended December 31, 2023.

Balance at beginning of year	$ 45,000
Add: Advances during 2023	30,500
Less: Repayments during 2023	(75,500)
Balance at end of year	$ 0

13. **Risks and Uncertainties**

The Company's financial statements are based on estimates and assumptions that are subject to business, economic, and other uncertain risks, many of which are beyond the Company's control and subject to change. In the event that such an adverse risk was to occur for a substantial period of time or of substantial severity, the operations and financial performance of the Company may be adversely affected. However, the duration or severity of such an event, should it occur, is uncertain and cannot be predicted. Significant risks include the following:

- The economic environment, including inflation, and risks related to interest rates and the capital markets.
- Catastrophic and pandemic related risks that may adversely affect the economic and economic activity.
- International events such as wars or other adverse international developments that can impact economic activity and economic cooperation.
- Business risks related to liquidity, competition, cybersecurity, information security, fraud, and operational risk management.
- Regulatory or legal risk due to changes in applicable laws or regulations.

GOLD COAST SECURITIES, INC.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2023

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2023

Net capital		
Total stockholders' equity		$ 119,406
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		119,406
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		119,406
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	2,555	
Registered representative receivables	19,850	
Receivable from product sponsors, in excess of related payables	6,398	
Prepaid expenses and deposits	24,013	52,816
Net capital before haircuts on securities positions		66,590
Haircuts on securities positions		-
Net capital per audited financial statements		$ 66,590
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue		$ 107,041
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 107,041
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of AI)		$ 7,136
Minimum dollar net capital requirement		$ 50,000
Minimum net capital required (greater of above):		$ 50,000
Excess net capital over minimum net capital required		$ 16,590
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 59,454
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 55,886
Ratio: Aggregate indebtedness to net capital		1.61 to 1

There are no material differences between the preceeding computation and the Company's
corresponding unaudited part II of Form X-17A-5 as of December 31, 2023

See Report of Independent Registered Public Accounting Firm

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

GOLD COAST
◆
SECURITIES

Member FINRA & SIPC

Exemption Report
December 31, 2023

Gold Coast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Tae P. Ho, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Tae P. Ho
Chief Executive Officer
Gold Coast Securities, Inc.

01/12/2024
_____
Date

275 E. Hillcrest Drive, Suite 225, Thousand Oaks, CA 91360
Tel. 805-496-3660 888-474-4610 Fax 805-496-3880

www.gcsec.com



NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Gold Coast Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gold Coast Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Gold Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Gold Coast Securities, Inc. stated that Gold Coast Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gold Coast Securities, Inc.'s management is responsible for compliance with the exemption provisions, provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Coast Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Navolio & Tallman LLP

Walnut Creek, California
March 26, 2024

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